FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

CARDERO RESOURCE CORP. (the “Issuer”)

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

March 27, 2007

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is March 27, 2007.  The press release was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange, Canada Stockwatch, Market News Publishing and CCN Matthews.

Item 4.	Summary of Material Change

The Issuer has entered into a letter of intent with Hochschild Mining Holdings Limited (“HMHL”), pursuant to which it has granted HMHL the option to earn up to a 70% interest in the Los Manantiales Gold property (originally called “Mina Angela”), located in Chabut Province, Argentina.

Item 5.	Full Description of Material Change

The Issuer has entered into a letter of intent with Hochschild Mining Holdings Limited (“HMHL”), a subsidiary of Hochschild Mining plc (LSE: HOC), pursuant to which it has granted HMHL the option to earn up to a 70% interest in the Los Manantiales Gold property, located in Chubut Province, Argentina.

According to publicly available information, mineralization at Los Manantiales consists of low sulphidation epithermal vein systems hosted by Jurassic andesitic volcanics.  Production took place on selected veins between 1978 and 1992.  From 1983, when accurate mining records began, until closure in 1992, Los Manantiales produced 1,037,360 tons at an average grade of 4.0g/t gold, 48.4g/t silver, 2.0% lead, 0.4% copper and 4.6% zinc.  Mineralization remains open at depth.

Most recently, in 1997 and 1998, Lonrho Mining of South Africa conducted significant exploration and discovered a new vein system, El Sahuel.  Based on very limited testing the best drill intersection obtained was 1.36 metres grading 40.65 g/t gold, 1773 g/t silver, 1.79% lead, 0.23% copper and 10.06% zinc at a vertical depth of 65 metres below surface.  Another hole drilled on the El Sahuel system intersected a second vein approximately 65 metres to the west which returned 2 metres averaging 6.69 g/t gold, 240g/t silver, 0.52% lead, 0.04% copper and 2.19% zinc.  At the end of 1998 Lonrho decided to concentrate on mining activities in Africa and withdrew from overseas exploration, including South America.  Geophysics indicates that the vein system has a potential strike length of 1.6 kilometres.  The system is presently poorly delineated and remains open along strike and at depth.

Pursuant to the letter of intent, HMHL has a period of 60 days to carry out due diligence.  The Issuer received a payment of USD 40,000 on the signing of the letter of intent, which is refundable to HMHL if it declines to proceed following the completion of due diligence (which it may only do in the event a material adverse condition is found to exist).  Following a decision to proceed upon completion of due diligence, HMHL may earn an initial 60% interest in the property by incurring an aggregate of USD 3,500,000 in expenditures over 4 years.  Upon HMHL having earned an initial 60% interest, the Issuer may elect to either participate at its 40% interest level, or request HMHL to fund the preparation of a bankable feasibility study within 4 years of such request and thereby earn an additional 10% interest in the joint venture.  Upon such request being made by the Issuer, HMHL may either elect to fund the bankable feasibility or not.  If it does so, it will earn the additional 10% interest upon completion of the bankable feasibility study.  Following the formation of the joint venture and the completion of its earn-in requirements by HMHL, each participant is responsible for funding its share of joint venture expenditures.  If it does not do so, its interest will be diluted.  Upon the interest of a participant being diluted to less than 10%, such interest will be converted to a 2% net smelter return royalty.

The information in this material change report concerning Los Manantiales property and the option/joint venture between the Issuer and HMHL has been provided by, and is being made on behalf of, the Issuer.  Such information is not being made by or on behalf of Hochschild Mining plc.  Neither Hochschild Mining plc nor any of its subsidiaries assumes any responsibility for the truthfulness of any such statement made in this material change report.

All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States disclosure filings via www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding future anticipated exploration programs and the results thereof, the discovery and delineation of mineral deposits/resources/reserves at the Issuer’s Los Mantantiales Gold property, financing plans, business trends and future operating revenues.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, potential and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the inability of the Issuer to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Issuer to produce minerals from its properties successfully or profitably, the inability of the Issuer to continue its projected growth, the inability of the Issuer to raise the necessary capital or to be fully able to implement its business strategies.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Mark D. Cruise, Vice President-Exploration

Business Telephone No.:  (604) 408-7488 Ext. 235

Item 9.	Date of Report

March 28, 2007